Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following communication was posted to AMR Corporation’s internal website on June 14, 2013.

International Integration Update

We are rapidly progressing with integration planning for international operations, working closely with our AA colleagues in Europe, as well as our counterparts at US Airways.

On the airport side, over the last two months we have spent time aligning and agreeing over 600 policies and procedures of American and US Airways. We have not yet fully completed that work, but we expect to have it completed within a few weeks. We have also looked at opportunities for colocation of front line operations at every airport. We have agreed on locations and we are now working with Airport Authorities to make colocation a reality as quickly as possible. We have also started the work to begin to harmonize the contractors we use at our airports.

In parallel, the Finance and Accounting teams have been doing a deep dive on processes and systems and soon will be in a position to make their recommendations on how best to bring together our financial planning and analytical functions, as well as harmonize our accounting and other back office operations. Similarly, our colleagues who look after regulatory, procurement, real estate, HR and security have all been coordinating closely with headquarters departments to make sure we stay in synch with the broader integration road map.

Of course, trying to put together operations from two different carriers is a huge challenge. Over time we will need to harmonize systems, partnerships, frequent flyer programs and many other aspects of the operation, but the work we have already begun will help to ensure that we deliver a product to our customers which is consistent and delivers great customer service as soon as possible after merger close.

Over the next two months the Integration Team will be working with each airport directly on a plan for the merger. You will begin to see changes at your airport soon. We will be updating signage to recognize the new American brand, the new uniform will shortly be with us, we will be training new policies and procedures and in some cases relocating desks to align with oneworld and US Airways.

The new American is coming, and we all have a part to play in making the transition to a newly branded, merged carrier a great success. Thank you for being part of a great team delivering the best Customer Service possible, we will talk again soon.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO

READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the definitive proxy statement/prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.